November 4, 2024

Yeoh Chee Wei
Chief Executive Officer
Empro Group Inc.
21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam
Selangor, Malaysia

       Re: Empro Group Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed October 16, 2024
           File No. 333-282155
Dear Yeoh Chee Wei:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 1, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Business
Relationships with Partners, Regulators, and Government, page 66

1. We note your revised disclosure on page 46 that "[f]or the fiscal period ended June 30,
       2024, . . . revenue derived from cosmetic and skincare accounted for approximately
       41.62%," compared to your fiscal years ended December 31, 2023 and 2022 where
       "[r]evenue derived from cosmetic and skincare accounted for approximately 10% and
       3% of our total revenue for those fiscal years, respectively." We also note your response to prior comment 2 in our letter dated August 22, 2024, including that
       "[w]hile the Company believes that additional sales and revenues will be generated through these distribution agreements as the commercial rollout of SpaceLift continues, and that such sales and revenues, whether with respect to these agreements
 November 4, 2024
Page 2

       in aggregate or with respect to any particular agreement individually, will reach a meaningful level, it does not believe that any of these five distribution agreements, on an individual basis, currently constitutes a material agreement for the Company.
       When and if any of these distribution agreements does constitute a material agreement after the closing of this offering, the Company will file such agreement(s) as an exhibit to its applicable Securities Exchange Act reports, as required by law and SEC regulations." Please file your distribution agreements as exhibits to the registration statement or provide a detailed legal analysis describing why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K. Please contact Al Pavot at 202-551-3738 or Jeanne Baker at 202-551-3691
if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Michael T. Campoli